Securities and Exchange Commission

Washington, DC 20549

Form 11-K

Annual Report

Pursuant To Section 15(d) Of The

Securities And Exchange Act Of 1934

For The Year Ended December 31, 2005

THRIFT AND SAVINGS FOR EMPLOYEES OF

SENTINEL TRANSPORTATION, LLC

(Full title of plan)

E.I. DU PONT DE NEMOURS AND COMPANY

1007 Market Street

Wilmington, DE 19898

(Name and address of principal executive office of issuer)

THRIFT AND SAVINGS FOR EMPLOYEES OF

SENTINEL TRANSPORTATION, LLC

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, Sentinel Transportation, LLC has duly caused the Annual Report to be signed by the undersigned hereunto duly authorized.

Thrift and Savings for Employees of Sentinel Transportation, LLC

June 28, 2006

By:	/s/ Marilyn Shaw
Marilyn Shaw
Human Resources Manager

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Thrift and Savings Plan for Employees of Sentinel Transportation, LLC (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

June 28, 2006

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Investments:
Plan interest in DuPont and Related Companies Defined Contribution Plan Master Trust	$15,476,754	$13,665,374
Company Stock Funds	5,278,443	6,119,375
Mutual funds	4,999,203	4,124,308
Common/collective trust funds	1,093,631	831,057
Participant loans	913,182	907,507

Total investments	27,761,213	25,647,621

Receivables:
Employer’s contribution	879,555	701,584
Investment income	9,025	7,856

Total receivables	888,580	709,440

Net assets available for benefits	$28,649,793	$26,357,061

The accompanying notes are an integral part of these financial statements.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2005 and 2004

	2005	2004
Additions:
Investment income:
Interest	$51,234	$49,664
Dividends	384,432	266,907
Net (depreciation) appreciation in fair value of investments	(442,405)	899,750

Total investment income	(6,739)	1,216,321

Plan interest in DuPont and Related Companies
Defined Contribution Plan Master Trust investment income	804,174	650,710

Contributions:
Employer’s contributions	2,323,087	1,881,228
Participant’s contributions	1,999,610	1,704,417
Rollovers	740,497	486,318

Total contributions	5,063,194	4,071,963

Total additions	5,860,629	5,938,994

Deductions:
Benefits paid to participants	3,567,784	2,347,285
Administrative expenses (net)	113	23

Total deductions	3,567,897	2,347,308

Net increase	2,292,732	3,591,686

Net assets available for benefits:
Beginning of year	26,357,061	22,765,375

End of year	$28,649,793	$26,357,061

The accompanying notes are an integral part of these financial statements.

Thrift and Savings for Employees of Sentinel Transportation, LLC

Notes to Financial Statements

1.	Description of the Plan:

The following description of the Thrift and Savings for Employees of Sentinel Transportation, LLC (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

Sentinel Transportation Company (the “Company” or “Sentinel”) became a wholly owned subsidiary of E. I. du Pont de Nemours and Company (“DuPont”) in December 1995. Prior to its incorporation, the Company was part of Conoco, Inc.’s (“Conoco”) downstream operation. As part of Conoco, eligible employees of such operation participated in the Thrift and Savings for the Employees of Conoco.

With the incorporation of the Company, Conoco employees dedicated to such operations were transferred to and became Sentinel employees. Sentinel’s Board of Directors adopted, effective January 1, 1996, the Thrift and Savings for Employees of Sentinel Transportation Company to provide the continued participation of such former Conoco employees and the participation of new employees in a tax qualified plan.

Effective January 1, 2000, the Company merged into a joint venture operating as a limited liability company (LLC) under the name Sentinel Transportation, LLC whose members are DuPont (80%) and Conoco, Inc. (20%).

The Plan is a defined contribution plan, which was established in 1996 by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code (the “Code”).

The purpose of the Plan is to encourage and assist employees to systematically save a portion of their current compensation and to assist them to accumulate additional financial means for the time of their retirement. The Plan is a tax-qualified, contributory profit sharing plan. Employees of affiliated companies that have adopted the Plan, who have previously met the eligibility requirements of the Plan, are eligible to participate in the Plan. Regular, full-time employees, are eligible to participate in the Plan on the first day of the calendar month following their date of hire as an employee.

Contributions

Eligible employees may participate in the Plan by authorizing the Company to make a payroll contribution under the Plan ranging from 1% to 100% of monthly compensation. The amount contributed will be deposited into a before-tax account. Participants’ monthly contributions up to 6% are called basic deposits. The Company will contribute an amount equal to 100% of the participant’s monthly basic deposits. All of the above participants’ and Company contributions are subject to regulatory and Plan limitations.

The Plan provides for discretionary profit-sharing contributions to participants hired on or after January 1, 2004. Discretionary profit sharing contributions for the years ended December 31, 2005 and 2004 were $879,555 and $701,584, respectively. The Profit Sharing contributions are allocated based on the ratio that the participants compensation bears to the total compensation of all eligible Participants.

Thrift and Savings for Employees of Sentinel Transportation, LLC

Notes to Financial Statements

Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers twenty-one mutual funds, four common/collective trust funds, two Company Stock Funds, and the Stable Value fund (see Note 3).

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on the ratio of the balance of that participant’s investment option account to the sum of the balances of all participants’ investment option accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants have a fully and immediately vested interest in the portion of their accounts contributed by them. Effective January 1, 2004, any participant who completes an hour of service on or after that date will be immediately vested in their Company Match. Participants who have not worked an hour of service on or after January 1, 2004 vest in their Company Match after three years of service. Profit Sharing contributions become fully vested after five years of service.

Payment of Benefits

A participant with less than three years of service who withdraws any matched before-tax or after-tax savings will forfeit a portion of related company contributions in accordance with specific Plan provisions. Company contributions will be suspended for six months if a participant withdraws, while in-service, any matched before-tax or after-tax savings contributed or company contributions made to the account. Profit-sharing contributions and matching contributions contributed on or after January 1, 2004, may be withdrawn only at separation from service or after attaining age 59 1/2.

A participant who terminates from active service may elect to make an account withdrawal of all or a portion of their account at any time. A participant who retires from active service may withdrawal all or a portion of their account in lump sum, partial or installment payments. Required minimum distributions will begin in April of the calendar year following the later of the year in which the participant attains age 70-1/2 or the year following retirement or termination of employment.

Forfeited Accounts

Forfeitures of the Company Match and Profit Sharing contributions may occur if a participant terminates or withdraws his or her contributions prior to the full vesting period. These forfeitures will be used, as defined in the Plan, to pay administrative expenses and may reduce the amount of future Employer contributions. No forfeitures were used to offset Company contributions during the years ended December 31, 2005 and 2004, respectively. At December 31, 2005 and 2004, forfeited non-vested accounts totaled $35,680 and $15,162 respectively.

Participant Loans

Participants may borrow up to one-half of their non-forfeitable account balances subject to minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans, which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and

Thrift and Savings for Employees of Sentinel Transportation, LLC

Notes to Financial Statements

interest by deduction from pay or pension checks. A participant also has the right to repay the loan in full at any time without penalty. At December 31, 2005, the loan interest rates range from 4 percent to 9 percent.

Administration

The designated trustee of the Plan is Merrill Lynch Trust Company of America (Merrill Lynch). The administration of the Plan is vested in the Company, which may designate three or more persons to serve on the Employee Benefit Plans Board to operate and administer the Plan. The Company has the responsibility of appointing the trustees and the authority to designate the Plan’s investment options.

Reasonable expenses of administering the Plan, including, but not limited to, record-keeping expenses, trustee fees and transactional costs may, at the election of the Plan Administrator, be paid by the Plan. Expenses paid by the Plan for the years ended December 31, 2005 and 2004 were $113 and $23, respectively, net of any reimbursements. Certain mutual fund companies reimburse the Plan for some of the expenses associated with administering the plan. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments shall be included in the cost of such securities or investments, or deducted from the sales proceeds, as the case may be.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The investments of the Plan are carried at fair value, except for the Plan’s interest in the DuPont and Related Companies Defined Contribution Plan Master Trust (“Master Trust”). The Plan’s interest in the Master Trust relating to stable value investment contracts is based upon its beginning value plus actual contributions and allocated investment income less actual distributions (see Note 3). The Master Trust’s stable value investment contracts are fully benefit-responsive and, thus, are stated at contract value, which has a ratio of fair value to contract value of approximately 102% and 105% for the year ended December 31, 2005 and 2004, respectively. Shares of registered investment companies (‘mutual funds’) are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Shares of common and collective trust funds are valued at net unit value, which is based upon the value of the underlying securities as determined by the trustee at year end. Company stock funds are valued at their year-end unit closing price (defined as the year end market price of common stock plus the uninvested cash position). Participant loans and cash and cash equivalents are valued at cost, which approximates fair value.

Dividend income is recorded on the ex-dividend date and interest income is recorded when earned. Realized gains and losses on the sale of the Company Stock Funds securities are based on average cost of the securities sold for each fund respectively. Capital gain distributions are included in dividend income. Purchases and sales are recorded on a trade date basis.

Payment of Benefits

Benefits are recorded when paid.

Thrift and Savings for Employees of Sentinel Transportation, LLC

Notes to Financial Statements

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.	DuPont and Related Companies Defined Contribution Master Trust

The Company and certain affiliates (“employers”) have entered into a Master Trust Agreement with Merrill Lynch (“Trustee”) to establish a master trust to allow participants from affiliated plans to invest in a Stable Value Fund and three different Asset Allocation Funds: the Conservative, Moderate, and Aggressive Asset Allocation Funds. To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make monthly payments to the Trustee of designated portions of employees’ savings and other contributions by the affiliate. Investment income relating to the Master Trust is allocated proportionately by investment fund to the plans within the Master Trust based on the plan’s interest to the total fair value of the Master Trust investment funds. The Plan’s undivided interest in the Master Trust was .27% and .24% as of December 31, 2005 and 2004, respectively.

The Stable Value Fund is invested in a money market fund, guaranteed investment contracts (“GIC’s”), separate account GIC’s, and synthetic GIC’s which are backed by fixed income assets. The crediting interest rates on investment contracts ranged from 4.40% to 7.10% for the year ended December 31, 2005 and from 4.31% to 7.10% for the period from October 1, 2004 through December 31, 2004. The weighted average rate of return of the Stable Value Fund was 5.65% for the year ended December 31, 2005 and 1.31% for the period from October 1, 2004 through December 31, 2004.

The contract or crediting rates for certain stable value investment contracts are reset quarterly and are based on the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value of fixed income assets, current yield-to-maturity, duration (i.e., weighted average life) and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher with respect to determining interest rate resets.

A synthetic GIC provides for a guaranteed return on principal over a specified period of time through benefit responsive wrapper contracts issued by a third party which are backed by underlying assets. Included in the contract value of the synthetic GIC’s is $(88,484,370) and $(207,211,279) for the year ending December 31, 2005 and the period from October 1, 2004 through December 31, 2004, respectively, attributable to wrapper contract providers representing the amounts by which the value of contracts is less than the value of the underlying assets.

The contract value of synthetic GIC’s held by the Master Trust is $4,221,311,813 and $4,080,233,054 at December 31, 2005 and 2004, respectively.

Thrift and Savings for Employees of Sentinel Transportation, LLC

Notes to Financial Statements

The following table presents the values of investments of the Master Trust:

	December 31,
	2005	2004
Investment contracts, at contract value	$5,623,943,236	$5,632,875,430
Common/collective trust funds, at fair value	80,032,529	71,040,520

Total	$5,703,975,765	$5,703,915,950

Investments that represent 5% or more of the assets of the Master Trust were as follows:

	December 31
	2005	2004
Investment contracts
Prudential Retirement Insurance & Annuity Company (RDGIC 25303)	$343,365,317	$438,948,027
ING Life Insurance & Annuity Co. (14522-440-1) *	649,155,421	614,180,342
Monumental Life Insurance Co. (BDA-0063-TR/MDA00665TR-1) *	649,155,421	614,180,342
JPMorgan Chase Bank (ADUPOT03/DuPontT02) *	649,155,421	614,180,342
State Street Bank & Trust (102001)	649,155,421	614,180,342
AIG Life Insurance Company (583407)	649,155,421	614,180,342

*	Contracts were renegotiated during the 4th quarter of 2004 to provide for global wrap agreement.

At December 31, 2005, the total assets of the Master Trust of $5,703,975,765 included participant investments in the Stable Value Fund of $5,613,588,240 and $90,387,525 in the Conservative, Moderate and Aggressive Allocation Funds. At December 31, 2004, the total Master Trust value of $5,703,915,950 included participant investments in the Stable Value Fund of $5,633,250,295 and $70,665,655 in the Conservative, Moderate and Aggressive Allocation Funds.

Investment income of the Master Trust is as follows:

	December 31,
	2005	2004
Interest on Investment contracts	$308,249,336	$296,384,915
Net appreciation in fair value of Common/collective trust funds	5,808,123	4,332,696

Total	314,057,459	300,717,611

4.	Investments

Investments that represent 5% or more of the net assets available for benefits as of December 31, 2005 and 2004 were as follows:

	December 31,
	2005	2004
DuPont company stock fund	$5,016,044	$5,828,211
Master Trust	15,476,754	13,665,374

Thrift and Savings for Employees of Sentinel Transportation, LLC

Notes to Financial Statements

During the years ended December 31, 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

	December 31,
	2005	2004
Company stock funds	$(661,795)	$442,019
Mutual funds	164,414	369,886
Common/collective trust funds	54,976	87,845

Net (depreciation) appreciation in fair value of investments	$(442,405)	$899,750

5.	ConocoPhillips Stock Fund

On September 28, 1998, DuPont announced that the Board of Directors had approved a plan to divest DuPont’s 100 percent-owned petroleum business, Conoco, Inc. On August 6, 1999, DuPont completed the planned divestiture through a tax-free split-off. DuPont exchanged its shares of Conoco, Inc. Class B common stock for shares of DuPont common stock. Plan participants had the option to exchange shares of DuPont common stock, which were held in their participant accounts in the DuPont Common Stock Fund. For each share of DuPont common stock exchanged, the participants received an appropriate number of shares of Conoco Class B common stock. Accordingly, the Conoco Class B Stock Fund was created as an investment fund of the Plan. No additional shares of Conoco Class B common stock may be purchased by Plan participants through payroll deductions, fund transfers, or the reinvestment of dividends. Dividends earned on Conoco Class B common stock are distributed pro rata to the investment options in participants’ accounts based upon their current investment elections. On August 30, 2002, Conoco Stock Fund became ConocoPhillips Stock Fund. The balance of the ConocoPhillips Stock Fund was $262,399 and $291,164 at December 31, 2005 and 2004, respectively.

6.	Tax Status

The Plan is a qualified plan pursuant to Section 401(a) of the Internal Revenue Code (the “Code”) and the related Trusts are exempt from federal taxation under Section 501(a) of the Code. The Company has received a favorable tax determination letter from the Internal Revenue Service dated September 3, 2003. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and operated in accordance with the applicable sections of the Code. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

7.	Related Party Transactions

Certain Plan investments are shares of mutual funds and units of common/collective trust funds managed by Merrill Lynch, the Trustee.

The Plan offers the DuPont Company Stock Fund investment option. The Plan purchased $1,419,878 and $1,885,142 of stock during the years ended December 31, 2005 and 2004, respectively. The Plan sold $2,232,045 and $2,122,195 of stock during the years ended December 31, 2005 and 2004, respectively.

Thrift and Savings for Employees of Sentinel Transportation, LLC

Notes to Financial Statements

In addition, the assets of the Stable Value Fund are managed by DuPont Capital Management Corporation (“DCMC”), a registered investment adviser and wholly-owned subsidiary of DuPont, under the terms of an investment management agreement between DCMC and the Company. DCMC hires additional investment managers to manage a portion of the fixed income assets backing synthetic GIC’s allocated to the Stable Value Fund. The amount of DCMC fees accrued and paid by the Master Trust was $1,932,362 and $1,705,028 for the years ended December 31, 2005 and 2004, respectively.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in all employer contributions.

9.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

10.	Subsequent Events

On December 29, 2005, The Financial Accounting Standards Board (FASB) released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The Master Trust contains such assets. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements issued for periods ending after December 15, 2006. Management intends to adopt the FSP in the Plan’s financial statements for the year ended December 31, 2006 on a comparative basis.

Thrift Plan for Employees of	Schedule I
Sentinel Transportation, LLC
Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, Part IV, Line I
As of December 31, 2005

	Identity of Issue	Description of Investment	Current Value
	AIM Constellation Fund Instl	Registered Investment Company	$148,049
	AIM Premier Equity Fund Instl	Registered Investment Company	85,447
	Fidelity Equity Income Fund	Registered Investment Company	251,264
	Fidelity Fund PV 1	Registered Investment Company	155,730
	Fidelity Growth & Income Fund Class A	Registered Investment Company	197,046
	Fidelity Low Priced Stock Fund	Registered Investment Company	586,284
	Fidelity Magellan Fund	Registered Investment Company	699,853
	Franklin Balance Sheet Investment Fund Adv	Registered Investment Company	672,398
	Franklin Growth Fund Adv Class	Registered Investment Company	63,683
	Franklin Small-Mid Cap Growth Adv CL	Registered Investment Company	358,229
	Janus Enterprise Fund	Registered Investment Company	213,794
	Janus Mercury Fund	Registered Investment Company	367,606
*	Merrill Lynch Global Growth Fund Class I	Registered Investment Company	94,502
*	Merrill Lynch Intl Value Fund Class I	Registered Investment Company	178,549
*	Merrill Lynch Balanced Capital Fund Class I	Registered Investment Company	118,676
*	Merrill Lynch Basic Value Fund Class I	Registered Investment Company	118,791
*	Merrill Lynch Fundamental Growth Fund Class I	Registered Investment Company	88,249
	MFS Research Fund	Registered Investment Company	29,277
	MFS Total Return Fund	Registered Investment Company	155,668
	Templeton Foreign Fund (Adv)	Registered Investment Company	141,846
	Templeton Growth Fund	Registered Investment Company	274,262
	Barclays 3-Way Asset Allocation Fund	Common/Collective Trust	223,304
*	Merrill Lynch Small Capital Index CT Tier 2	Common/Collective Trust	287,469
*	Merrill Lynch Equity Index TR Tier 6	Common/Collective Trust	546,210
*	Merrill Lynch International Index CT Tier 2	Common/Collective Trust	36,648
*	DuPont Company Stock Fund	Company Stock Fund	5,016,044
	ConocoPhillips Stock Fund	Company Stock Fund	262,399
*	Plan interest in the DuPont and Related Companies Defined Contribution Plan Master Trust (“Master Trust”)	Master Trust	15,476,754
*	Participant Loans	4% to 9% Maturing From January 2006 - November 2014	913,182

	Investment Total		$27,761,213

*	Party in Interest